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                                                                      EXHIBIT 99

                                 LUIGINO'S, INC.
                               Report on Form 10-Q
                                  July 18, 1999

Cautionary Statements for Purposes of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. The Company desires to take advantage of these "safe harbor" provisions and is filing this Exhibit 99 in order to do so. Accordingly, the Company hereby identifies the following important factors which could cause the Company's actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by the Company in forward-looking statements made by the Company from time to time in reports, registration statements and other written communications, or in oral forward-looking statements made from time to time by the Company's officers and agents.

We have substantial indebtedness other than our senior subordinated notes, which may affect our ability to make scheduled payments on those notes, to redeem them if we are required to do so, and to pay the principal amounts of the notes when due.

     Luigino's is highly leveraged. On July 18, 1999, after giving effect to the sale of the senior subordinated notes we sold in a private offering ("Old Notes"), the initial borrowings under our new credit facility and the application of the proceeds from those transactions, we had total indebtedness of approximately $120.6 million and a shareholders' deficit of $11.6 million as of July 18, 1999. Of the $120.6 million of total indebtedness, $100.0 million consisted of the Old Notes. In addition, we may incur additional indebtedness in the future. The degree to which we are leveraged could prevent us from repurchasing all of the senior subordinated notes holders tender to us upon the occurrence of a change of control of Luigino's.

     Our ability to make scheduled payments of principal of, or to pay the interest and any other payments on, or to refinance, our indebtedness, including the senior subordinated notes, or to fund our planned capital expenditures will depend on our future performance, which, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may also need to refinance all or a portion of the principal amount of the notes on or before maturity. There is a risk that our business will not generate sufficient cash flow from operations, or that we will not have sufficient credit available in the future, to enable us to service our indebtedness, including the senior subordinated notes, or to fund our other liquidity needs. In addition, there is a risk that we will not be able to refinance our debt on commercially reasonable terms, or at all.

     The degree to which Luigino's will continue to be leveraged in the future could have important consequences to the holders of the senior subordinated notes. The following effects on Luigino's could affect the holders:

     we may have more difficulty satisfying our obligations on the notes,

     we will be increasingly vulnerable to general adverse economic and industry conditions,

     we may be have more difficulty obtaining additional financing to fund future working capital, capital expenditures and other general corporate requirements,

     we may need to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to
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     fund working capital, capital expenditures, research and development or other general corporate purposes,

     we may have less flexibility in planning for, or reacting to, changes in our business and the industry, and we may be at competitive disadvantage vis-a-vis less leveraged competitors.

In addition, the indenture relating to the senior subordinated notes and our bank credit facility contain financial and other restrictive covenants that limit our ability to, among other things, borrow additional funds. If we do not comply with these covenants, we would be in default, and if the default is not cured or waived, our business could be adversely affected.

The senior subordinated notes are subordinated to our other indebtedness, which also may affect our ability to make payments on the notes.

     The notes are and will be subordinated in right of payment to all of our current and future senior debt. However, the indenture prohibits us from incurring or otherwise becoming liable for any indebtedness that is subordinate or junior in right of payment to any senior debt and senior in right of payment to the notes. Upon any distribution to our creditors in a liquidation or dissolution of Luigino's or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Luigino's or its property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made on the notes. In addition, the subordination provisions of the indenture will provide that payments with respect to the notes will be blocked in the event of a payment default on our senior debt and may be blocked for up to 179 days each year in the event of nonpayment defaults on that debt. In the event of a bankruptcy, liquidation or reorganization of Luigino's, holders of the notes will participate ratably with all holders of our subordinated indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in the remaining assets of Luigino's. In any of the foregoing events, there is a risk that there would not be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than the holders of our senior debt.

Restrictions imposed under our bank credit facility also may affect our ability to make payments on the senior subordinated notes.

     Our bank credit facility contains, among other things, financial and other covenants, including covenants requiring us to maintain specified financial ratios, restricting our ability to incur indebtedness or to create or suffer to exist liens, and restricting the amount of capital expenditures which we may incur in any fiscal year. Compliance with these provisions may limit our ability to expand our business, and our ability to comply with these provisions and to repay or refinance the bank credit facility may be affected by events beyond our control. If we fail to make any required payment under the bank credit facility or fail to comply with any of the financial and operating covenants included in the bank credit facility, it would result in an event of default, permitting the lender to elect to accelerate the maturity of that indebtedness. Any such acceleration could also result in the acceleration of any of our other indebtedness. In addition, we may be unable to make scheduled interest payments or principal payments, if then due, on the notes during the existence of a default under the bank credit facility or our other indebtedness. If the lender under the bank credit facility accelerates the maturity of that indebtedness, there is a risk that we will not have sufficient resources to satisfy our obligations under the bank credit facility and our other indebtedness, including the notes.
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Our business is subject to the general risks of the food industry and to significant competition from larger, well-established companies.

     We are subject to the general risks of the food industry, including:

          the risk that a competitor gains a technological advantage;

          evolving consumer preferences;

          limited shelf life of food products;

          nutritional and health-related concerns;

          federal, state and local food processing controls;

          consumer product liability claims;

          the risk of product tampering;

          mislabeling; and

          the availability and expense of insurance.

In addition, the food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on brand recognition and loyalty, price, quality and convenience. We compete with a number of established brands and companies, including larger and more diversified companies. A number of these competitors have broader product lines, substantially greater financial and other resources available to them, lower fixed costs and longer operating histories than Luigino's. There is a risk that we will not be able to compete successfully with these other companies. Competitive pressure or other factors could cause our products to lose market share or result in significant price erosion, which could have a material adverse effect on our business.

Fluctuations in the cost of our ingredients may adversely affect our business.

     We use large quantities of ingredients and packaging materials in our frozen entrees. As a result, we are significantly affected by increases in the costs of these ingredients and materials. Due to extremely competitive conditions in the frozen food industry, following increases in ingredient costs, we may not be in a position to raise the prices of our frozen food entrees sufficiently to pass all such costs on to the consumer. In some cases, we enter into long-term supply contracts that fix the price for raw materials, but such contracts do not cover all of our ingredients and we may be exposed to cost increases after a contract expires. Any future material increase in the price of ingredients for our entrees could have a material adverse effect on Luigino's.

Claims made against us based on product liability could have a material adverse effect on our business.

     As a producer and marketer of food products, we are subject to the risk of claims for product liability. We maintain product liability insurance, but there is a risk that our coverage will not be sufficient to insure against all claims which may be brought against us, or that we will not be able to maintain that coverage or obtain additional insurance covering existing or new products. If someone successfully asserts a product liability claim against us exceeding our insurance coverage, it could have a material adverse effect on our business, and, even if a product liability claim is not successful, the time, expense and negative publicity associated with defending against such a claim could also have a similar effect.
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We make our sales through independent food brokers, and our ability to maintain these relationships is important to our business.

     We rely on non-affiliated food brokers to sell our products. The success of our business depends, in large part, upon the maintenance of a strong distribution network. We grant food brokers revocable rights to sell Luigino's products in exclusive territories and they receive as compensation a dollar amount per case sold. If we were required to obtain additional or alternative distribution and food brokerage agreements or arrangements in the future, there can be no assurance we will be able to do so on satisfactory terms or in a timely manner. Inability to enter into satisfactory brokerage agreements may inhibit our ability to implement our business plan or to establish markets necessary to develop our products successfully. No single broker group accounts for more than 10.0% of our sales.

Luigino's is effectively controlled by one shareholder, who can make substantially all decisions concerning our business.

     Jeno F. Paulucci, one of his children and trusts for the benefit of his wife, all three of his children and their children own all of the outstanding shares of Luigino's common stock. Of such outstanding shares, Mr. Paulucci owns the only shares of common stock entitled to vote. Accordingly, Mr. Paulucci elects the entire board of directors and otherwise controls the management of Luigino's. In addition, our shareholders are parties to a shareholder control agreement that permits Mr. Paulucci to make decisions with respect to the management and affairs of Luigino's that would normally be made by the board of directors, such as to amend the company's articles of incorporation or bylaws, make capital expenditures over a specified dollar amount, or incur indebtedness. There is a risk that Mr. Paulucci could make a decision regarding our affairs which is different than a decision made after full board deliberation, and that his decision could have an adverse effect on investors.

Loss of our status as an S corporation for federal income tax purposes could materially affect our income.

     Luigino's has elected to be an S corporation under the IRS code. Accordingly, our shareholders are directly subject to tax on their respective proportionate shares of our taxable income for federal and some state income tax purposes. If someone successfully challenges our status as an S corporation, we could be required to pay federal and state income taxes, plus interest and possibly penalties, on our past and future taxable income. There is a risk that the payment of any such taxes, interest and penalties will have a material adverse effect on Luigino's.

The loss of our founder or other key personnel could adversely affect our business.

     Our success depends largely upon the continued services of our executive officers and key management and other personnel. If we lose the services of one or more of our current executive officers or other key employees, it could have a material adverse effect on our business, results of operations and financial condition. In particular, we rely on our founder, Jeno Paulucci, and our President and Chief Operating Officer, Ronald Bubar. Mr. Paulucci and Mr. Bubar, and other executive officers, have extensive experience in the food industry. Mr. Paulucci has over 50 years of experience. He founded several successful food companies, including Chun King Corporation, which he sold in 1967 to R.J. Reynolds Food Company, and Jeno's Inc., which he sold in 1985 to The Pillsbury Co. Mr. Paulucci was the first Chairman of the Board of R.J. Reynolds Food Company, now RJR Nabisco, Inc. Mr. Bubar has more than 30 years in the food industry, and has held senior management positions at The Pillsbury Co. and Jeno's, Inc. Mr. Paulucci does not have an employment agreement with Luigino's but provides services to the company under a consulting agreement. Mr. Bubar has entered into an employment agreement with Luigino's in effect until December 1999, subject to earlier termination or future extensions. We maintain key-man insurance policies on both Mr. Paulucci and Mr. Bubar, the proceeds of which are payable to Luigino's.
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We are subject to risks related to Year 2000 issues.

     The computer systems or software products of our suppliers and customers may not accept input of, store, manipulate or output dates before the Year 2000 or thereafter without error or interruption. There is a risk that we will be unable to identify all date-handling problems of our suppliers and customers in advance of their occurrence, or that we will be unable to successfully remedy problems that are discovered. We are requesting assurances from our significant suppliers and customers that their systems are Year 2000 compliant or that they are identifying and addressing problems in their computer systems to upgrade them for the Year 2000. The expense of our efforts to identify and address such problems, or the expenses or liabilities to which we may become subject as a result of such problems, could have a material adverse effect on Luigino's.